OATLY GROUP AB ANNOUNCES RESULTS OF

2024 ANNUAL GENERAL MEETING

MALMÖ, Sweden May 15, 2024 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Annual General Meeting of shareholders (the “AGM”) held on May 15, 2024.

The AGM adopted, inter alia, the following resolutions:

Adoption of the income statement and balance sheet, disposition regarding the Company’s results and discharge from liability

The AGM adopted the Company’s profit and loss account and the balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

The AGM resolved, in accordance with the board of directors’ proposal, that no dividend was to be distributed for the financial year 2023 and that the Company’s result for the financial year 2023 was to be carried forward.

The AGM also discharged the board of directors and the CEO from liability for the financial year 2023.

Number of members of the board of directors

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10).

Election of members and chairperson of the board of directors

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, to re-elect Eric Melloul, Ann Chung, Hannah Jones, Frances Rathke, Bernard Hours, Yawen Wu, Lai Shu Tuen-Muk and Xin Wang as members of the board of directors and to elect Gregory S. Christenson as a new member of the board of directors for a term ending at the AGM to be held in 2027.

The AGM also resolved, in accordance with the nomination and corporate governance committee’s proposal, to re-elect Eric Melloul as chairperson of the board of directors.

Remuneration to the members of the board of directors

The AGM resolved, in accordance with the remuneration committee’s proposal, that the fee to each member of the board of directors, who is not employed by the Company or any of its subsidiaries, shall be USD 60,000, that the fee for the chairperson of the audit committee shall be USD 22,500 and that the fee for an ordinary member of the audit committee shall be USD 10,000. The AGM also resolved, in accordance with the remuneration committee’s proposal, that the fee for the chairperson of the remuneration committee shall be USD 22,500, that the fee for an ordinary member of the remuneration committee shall be USD 10,000, that the fee for the chairperson of the nominating and corporate governance committee shall be USD 22,500 and that the fee for an ordinary member of the nominating and corporate governance committee shall be USD 10,000. The AGM also resolved that the fee for each ordinary employee representative shall be SEK 24,000.

Election of auditor

The AGM resolved, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the end of the next AGM.

Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program, (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program and (c) exchange of outstanding stock options

The AGM resolved, in accordance with the board of directors’ proposal, to amend LTIP 2021-2026, entailing certain changes to allocation principles and certain terms and conditions relating to vesting of stock options and RSUs granted under LTIP 2021-2026. The changes in allocation principles aim to enable grants to current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel, to achieve appropriate and proportional annual allocations over the duration of LTIP 2021-2026. The changes in allocation principles also aim to enable grants to a greater number of participants and to achieve appropriate and proportional annual allocations over the remaining duration of LTIP 2021-2026.

The AGM also resolved, in accordance with the board of directors’ proposal, to approve the transfer of treasury instruments issued in connection with the LTIP 2021-2026.

The AGM also resolved, in accordance with the board of directors’ proposal, to approve the exchange of outstanding stock options, entailing that senior key employees who were granted stock options between May 2021 and July 2023 will be given the opportunity to exchange their stock options for new RSUs with special vesting conditions, as the exercise price for each of the stock options is greater than the market value of an ADS in the Company (often referred to as “out-of-the-money” or “underwater”). The stock option exchange program aims to incentivize the Company’s senior key employees and create a retention benefit for the senior key employees while reducing the need to grant additional equity awards. The option exchange program also entails granting new RSUs with special vesting conditions but otherwise on materially the same terms and conditions as the previous RSUs granted under the LTIP 2021-2026.

Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

The AGM resolved to amend the resolution on issue of share awards to certain members of the board of directors of Oatly. As a result, the maximum number of share awards that may be granted to each participant in the board of directors LTIP is increased from 35,000 to 140,000 share awards annually. The limitation on the total value of share awards that may be granted to each participant is unchanged at USD 140,000 annually.

In order to fulfil the commitments arising from the share awards, the AGM also resolved to authorize the Company to assign the warrants of Series 2021-B to a third party or in another way dispose of the warrants of series 2021-B.

For more detailed information regarding the content of the resolutions, please refer to the notice to the AGM and the comprehensive proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/2024agm.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com